

January 30, 2023

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
6/F, Wing On Cheong Building
5 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Intelligent Group Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted January 6, 2023**
> **CIK No. 0001916416**

Dear Wai Lau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted January 6, 2022

Cover Page

1. We note your revised disclosure that "[o]n December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA by extending the aforementioned inspection period to from two to three consecutive years . . . ." Please revise to clarify that pursuant to the Accelerating Holding Foreign Companies Accountable Act and related statutes and regulations, the inspection period was shortened (as opposed to extended) to "two consecutive years instead of three" as you disclose on

page 4 and thus, reduced the time period before your ordinary shares may be prohibited from trading or delisted. Please make conforming changes as appropriate throughout the prospectus.

Business
Employees, page 67

2.  We note your disclosure regarding your number of employees as of April 2022.  Please revise to provide the information required for the periods specified in Item 6.D of Form 20-F.

Unaudited Condensed Consolidated Statements of Income, page F-22

3.  We reviewed your response to comment 2.  Pro forma per share data is appropriate when dividends exceed earnings in the current year, even though the stated use of offering proceeds is other than for the payment of dividends.  In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.  Please revise to disclose pro forma per share data.  Refer to SAB Topic 1:B.3.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.  Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Lawrence Venick